04002678

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR - 1 2004
SEC MAIL PROCESSING SECTION
188 WASHINGTON D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative Resources Broker Services, LLC ~~CR Broker Services, LLC~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250F Centerville Road
(No. and Street)

Warwick	Rhode Island	02886
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Spaziano (401) 738-0070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mullen Scorpio Cerilli
(Name – *if individual, state last, first, middle name*)

222 Richmond Street, #401	Providence	Rhode Island	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patricia M. Cerilli, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CR Broker Services, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See related party disclosure in the financial statements of Creative Resources Broker Services, LLC at December 31, 2003

Patricia M Cerilli
Signature

Partner
Title

Brenda R Murphy 8/16/07
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE RESOURCES BROKER SERVICES, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III, REPORT (G)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2003

Calculation of Net Capital:

Member's capital	$	48,668
Adjustments:		
Warrants		(20,100)
Stocks		(9,450)
Related party accounts receivable		(7,500)
Related party accounts payable		7,656
		19,274
Minimum required		5,000
Excess	$	14,274

CREATIVE RESOURCES BROKER SERVICES, LLC

* * * * *

Financial Statements

Years Ended December 31, 2003 and 2002

MullenScorpioCerilli

Certified Public Accountants
and Business Consultants

MullenScorpioCerilli

Certified Public Accountants
and Business Consultants

222 Richmond Street, Suite 401
Providence, Rhode Island 02903
401-751-3860
401-751-3987 Fax
www.mullenscorpiocerilli.com

February 17, 2004

To the Member of
Creative Resources Broker Services, LLC

Independent Auditors' Report

We have audited the accompanying balance sheets of Creative Resources Broker Services, LLC (a Rhode Island Corporation) as of December 31, 2003 and 2002 and the related statements of revenue and expenses, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Resources Broker Services, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mullen Scorpio Cerilli

CREATIVE RESOURCES BROKER SERVICES, LLC

Balance Sheet

December 31, 2003 and 2002

	2003	2002
Assets		
Assets - all current:		
Cash	$ 10,689	$ 17,942
Accounts receivable	9,963	8,428
Accounts receivable - related party (Note 2)	7,500	6,367
Investment (Note 3)	29,550	33,100
Total assets	$ 57,702	$ 65,837
Liabilities and Net Assets		
Liabilities (all current):		
Accounts payable	$ 1,378	$ 4,738
Accounts payable - related party (Note 2)	7,656	17,318
Total liabilities	9,034	22,056
Member's capital	48,668	43,781
Total liabilities and net assets	$ 57,702	$ 65,837

The accompanying notes on pages 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Revenue and Expenses

For the Years Ended December 31, 2003 and 2002

	2003	2002
Commission income	$ 352,268	$ 324,000
Selling, general and administrative expenses:		
Commission	309,465	324,659
Insurance	1,770	1,826
Legal	445	518
Licensing	7,029	4,627
Office	910	263
Professional fees	23,069	18,367
Subscriptions	415	417
Miscellaneous	532	389
Total selling, general and administrative expenses	343,635	351,066
Income (loss) from operations	8,633	(27,066)
Other income and expense:		
Interest income	54	2,464
Interest expense		-
State tax	(250)	(250)
Net income	$ 8,437	$ (24,852)

The accompanying notes on pages 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Member's Capital

For the Years Ended December 31, 2003 and 2002

	December 31, 2003			
	Capital Contributions	Earnings	Accumulated Other Comprehensive Income	Total
Balance - beginning of year	$ 32,940	$ 10,841	$ -	$ 43,781
Member's capital contribution	-	-	-	-
Comprehensive income:				
Net income (loss)	-	8,437	-	8,437
Unrealized loss on securities	-	-	(3,550)	(3,550)
Comprehensive income	-	8,437	(3,550)	4,887
Balance - end of year	$ 32,940	$ 19,278	$ (3,550)	$ 48,668

	December 31, 2002			
	Capital Contributions	Earnings	Accumulated Other Comprehensive Income	Total
Balance - beginning of year	$ 32,940	$ 35,693	$ -	$ 68,633
Member's capital contribution	-	-	-	-
Comprehensive income:				
Net income (loss)	-	(24,852)	-	(24,852)
Unrealized loss on securities	-	-	-	-
Comprehensive income	-	(24,852)	-	(24,852)
Balance - end of year	$ 32,940	$ 10,841	$ -	$ 43,781

The accompanying notes on pages 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Operating activities:		
Net income (loss)	$ 8,437	$ (24,852)
Changes in operating assets and liabilities:		
Accounts receivable	(1,535)	75,933
Accounts receivable - related party	(1,133)	104,133
Accounts payable	(3,360)	(93,481)
Accounts payable - related party	(9,662)	(58,968)
Net cash provided (used) by operating activities	(7,253)	2,765
Net increase (decrease) in cash	(7,253)	2,765
Cash and cash equivalents - beginning of year	17,942	15,177
Cash and cash equivalents - end of year	$ 10,689	$ 17,942
Supplemental information:		
Income taxes paid	$ 250	$ 250

The accompanying notes on pages 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Notes to Financial Statements

for the Years Ended December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies

Nature of Business - Creative Resources Broker Services, LLC (the Company) was formed as a Rhode Island single member limited liability company on June 23, 1998 and began operations in January 1999. The purpose of the company is to provide broker dealer services through the sale of variable products, mutual funds at retail and Section 529 Plans.

Basis of Accounting - The Company prepares its financial statements using the accrual method of accounting, in accordance with generally accepted accounting principles.

Recognition of Revenue – The Company recognizes all commission income at the time a policy is issued.

Cash and Cash Equivalents – For purposes of the statement of cash flows, cash and cash equivalents include checking and savings accounts.

Accounts Receivable - The Company uses the specific write-off method for both book and tax purposes. Under this method, an allowance for a doubtful account is not maintained, but accounts receivable are written-off when they become uncollectible.

Generally accepted accounting principles require an allowance for doubtful accounts receivable whenever it can be reasonably estimated and is a material amount. The effect of using the specific write-off method instead of the reserve method is not material to these financial statements.

Investments – Investment are recorded at cost. See Note 3.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimate amounts are recognized in the year in which such adjustments are determined.

Income Taxes – The Company is a limited liability company in the State of Rhode Island. The sole owner member is taxed on the Company's taxable income. The Company is required to pay the minimum rate of $250 for the State of Rhode Island. No provision or liability for federal or state taxes has been included in the financial statements.

Note 2 - Related Party Transactions

During the year, in the normal course of business, Creative Resources Broker Services, LLC (the Company) distributes commissions through Creative Resources, Inc.. Creative Resources, Inc. is a separate corporation, wholly owned by the same sole member of Creative Resources Broker Services, LLC (the Company).

Creative Resources, Inc. provides office space, administrative services and general overhead for the Company. The value of these expenses has not been determined and is not included on the financial statements.

The following is a detail of the transactions between the Company, Creative Resources, Inc., and the Company's sole owner:

	December 31, 2003	
	Relating to	
	Sole Owner of Creative Resource Broker Services, LLC	Creative Resources, Inc.
Recorded in these financial statements in the following accounts:		
Commission expense	$ 275,263	$ 26,714
Accounts receivable	7,500	-
Accounts payable	1,478	6,178

	December 31, 2002	
	Relating to	
	Sole Owner of Creative Resource Broker Services, LLC	Creative Resources, Inc.
Recorded in these financial statements in the following accounts:		
Commission expense	$ 26,928	$ 288,474
Accounts receivable	6,367	-
Accounts payable	-	17,318

Note 3 – Investments

During the year ended December 31, 2000, the Company purchased stock and warrants through a private placement offered exclusively to owners of broker dealer companies. The stocks are currently trading on the public market and are recorded at fair market value. The warrants are currently not traded on the public market and are recorded at cost. The investments at year-end are as follows:

	2003	2002
Stocks	$ 9,450	$ 13,000
Warrants	20,100	20,100
Total	$ 29,550	$ 33,100

Note 4 – Major Customer

A major portion of the Company's revenue is concentrated in one customer. The Company had revenue from this customer of approximately 78% and 64% for the years ended December 31, 2003 and 2002.